

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 53692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2510
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

RECD S.E.C.
MAY 26 2010
503

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert (443) 5451-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Stree, Suite 600, (Address) Denver, (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CHANNEL CAPITAL GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009

CHANNEL CAPITAL GROUP LLC
TABLE OF CONTENTS


SEC MAIL
RECEIVED
PROCESSING
MAY 26 2010
WASH., D.C.
193
SECTION

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Channel Capital Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer / CFO

Title



Notary Public 5/24/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Member
Channel Capital Group LLC

We have audited the accompanying statement of financial condition of Channel Capital Group LLC (the "Company") at December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 20, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Channel Capital Group LLC
Statement of Financial Condition
December 31, 2009

Incentive fees

Cash	$	147,266
Management and incentive fees receivable		356,678
Prepaid expenses		661
	$	504,605

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	91,500
		91,500
MEMBER'S EQUITY		413,105
	$	504,605

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Operations and Member's Equity
For The Year Ended December 31, 2009

REVENUES	
Incentive fees	$ 270,550
Management fees	286,607
Referral fees	48,000
Retainer fees	105,000
Total revenues	710,157
EXPENSES	
Administrative fees - parent	1,385,721
Licensing fee - parent	191,667
Professional fees	62,815
Registration fees	25,655
Other expenses	2,111
Total expenses	1,667,969
(LOSS) FROM OPERATIONS	(957,812)
Interest income	1,410
NET (LOSS)	(956,402)
MEMBER'S EQUITY - BEGINNING	1,199,507
Member's contributions	170,000
MEMBER'S EQUITY - ENDING	$ 413,105

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Cash Flows
Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net (loss)	$ (956,402)
Incer Adjustments to reconcile net(loss) to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts receivable	68,847
Prepaid expenses	108
Accounts payable and accrued expenses	(40)
Net cash used in operating activities	(887,487)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Contributions from member	170,000
Net cash provided by financing activities	170,000
NET DECREASE IN CASH	(717,487)
CASH AT BEGINNING OF YEAR	864,753
CASH AT END OF YEAR	$ 147,266
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Channel Capital Group LLC (the "Company"), is a Delaware limited liability company, organized on July 13, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an introducing broker on a fully disclosed basis, registered with the National Futures Association (the "NFA") and the Commodity Futures Trading Commission (the "CFTC"), until November 11, 2009, when its request to withdraw from NFA and CFTC was approved. The Company is a wholly owned subsidiary of Channel Capital Group Inc. (the "Parent").

The Company generates its revenue through marketing and by introducing accredited investors to hedge funds and private equity funds (collectively "Investment Funds") through its sales staff and the Parent's website.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company has entered into agreements with various hedge funds through which the Company earns management and incentive fees for introducing clients that invest in those hedge funds. The Company has also entered into agreements with investment advisors through which the Company earns referral fees for referring investors.

Management fees earned by the Company under these agreements are calculated as a specified percentage of the management fees earned by the hedge fund attributable to Company-referred investors. Also, under these agreements the Company may receive a specified percentage of any incentive fees that the hedge fund may earn on Company-introduced investors. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies, in part, on the various hedge funds to inform the Company of the total amount of capital placed with the hedge funds through this introduction process. Effective January 31, 2010, the Company's hedge fund introduction business was sold by its Parent to an unrelated broker/dealer (see Note 7).

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

During 2009, the Company entered into an agreement to assist in capital-raising for a private company. The Company earns an agreed-upon monthly non-refundable retainer fee for executive time and due diligence. This contract has been extended through December 31, 2009, and verbally into 2010 on a month to month basis.

Concentrations of Credit Risk

The Company maintains all cash in financial institutions, which deposits at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses and accounts payable approximate fair value because of the short maturity of these items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is a single-member limited liability company. For income tax purposes, the Company is treated as a disregarded entity under Federal and State income tax regulations. As such, the Company's revenues and expenses are included on the tax returns filed by the Parent, and no provision or liability for federal or state tax is included in these financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $108,808, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 84% in 2009.

Note 3 – Reserve Requirements

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Management and incentive fees earned from two hedge funds represented approximately 46%, in the aggregate, of total management and incentives fees recognized during the year ended December 31, 2009. The amounts due from these hedge funds at December 31, 2009, represented approximately 74% of total fees receivable.

Note 5 – Related party transactions

Administrative expense-sharing agreement

In December 1, 2003, In accordance with guidelines established by FINRA in its "Notice to Members" dated October 2003, regarding expense-sharing agreements, the Company and its Parent signed an expense-sharing agreement wherein the Parent provides certain accounting and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon prorated usage by the Company of the Parent's property, personnel, rent and other services. For the year ended December 31, 2009, the Company was charged $1,285,723. Included therein are salaries and related expenses amounting to approximately $708,992, commissions of approximately $126,907, and other administrative expenses of approximately $449,824. As of December 31, 2009, $36,797 was included in accounts payable at December 31, 2009.

License agreements

In October 2007, the Company entered into an Intellectual Property License Agreement (the "IPLA") with the Parent, granting the Company, as licensee, the rights to access certain customer data owned by the Parent and the Parent's Internet website. The IPLA expires in October 2010. The fee payable to the Parent under the IPLA is based upon the number of

Note 5 – Related party transactions (continued)

salespersons employed by the Company, as defined in the IPLA. In accordance with the IPLA, the Company is required to pay to the Parent a minimum fee of $150,000, up to a maximum fee of $400,000 annually. Fees are payable monthly. For the year ended December 31, 2009, total fees under this agreement totaled $191,667.

Note 6 - Employee Benefit and Compensation Plans

All of the Company's employees are eligible to participate in the Parent's qualified defined contribution 401(k) plan. Subject to certain limitations, annual contributions are at the discretion of the Parent. The Company did not make any matching contributions during the year ended December 31, 2009.

Note 7 – Subsequent Events

Effective January 31, 2010, Channel Capital Group Inc, the Company's Parent and sole member, consummated an agreement with an unrelated broker/dealer (the "purchasing broker/dealer"), whereby the Company's hedge fund introduction business was sold by its Parent to this entity. In connection with the sale, three of the Company's employees became employees of the purchasing broker/dealer. None of the Company's assets were sold to, nor any liabilities assumed by the purchasing broker/dealer. This will have a future effect on the Company's revenues, as the majority of its present revenues have been generated by the introduction of accredited investors to various hedge funds.

Management of the Company has evaluated all subsequent transactions through February 20, 2010, the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Channel Capital Group LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Incentive fees	
Members' equity per Statement of Financial Condition	$ 413,105
Less: Total nonallowable assets	304,297
Net Capital	$ 108,808
Aggregate indebtedness - items included in financial statements	$ 91,500
Basic net capital requirement	$ 5,000
Excess net capital	$ 103,808
Ratio aggregate indebtedness to net capital	84%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2009:	$ 108,808

Channel Capital Group LLC
Schedule II – Reconciliation of the Computation of Net Capital
With the Computations Included in Part IIA or Form X-17A-5
December 31, 2009

There are no material differences between the computation of net capital with the computations included in Part IIA or Form X-17A-5.

Channel Capital Group LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2009

Channel Capital Group LLC, operates pursuant to the Section K(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



STARK • WINTER • SCHENKEIN

To the Member of
Channel Capital Group LLC

In planning and performing the audit of the financial statements and supplemental schedule of Channel Capital Group LLC (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining Internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal control.

Our consideration of Internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Starke Winter Schenkein & Co., LLP

Denver, Colorado
February 20, 2010

CHANNEL CAPITAL GROUP LLC

REPORT ON THE SIPC ANNUAL ASSESSEMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009



STARK • WINTER • SCHENKEIN

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member
Channel Capital Group LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Channel Capital Group LLC, for the year ended December 31, 2009. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the twelve months ended December 31, 2009;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Channel Capital Group LLC, taken as a whole.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP

February 20, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053692 FINRA DECEMBER
CHANNEL CAPITAL GROUP LLC 7*7
420 LEXINGTON AVENUE, RM 2510
NEW YORK, NY 10170-1402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert (443)541-8400

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,340

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (257)
   July 30, 2009
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,083

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,083

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Channel Capital Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 547,435
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	11,433
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11,433
2d. SIPC Net Operating Revenues	$ 536,002
2e. General Assessment @ .0025	$ 1,340

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated

FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation